SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             GOLDEN GENESIS COMPANY

                                (Name of Issuer)

                        Common Stock Par Value $.10 Each

                         (Title of Class of Securities)

                                   719319 10 5

                                 (CUSIP Number)

                             Jill B.W. Sisson, Esq.
                          General Counsel and Secretary
                             ACX Technologies, Inc.
                          16000 Table Mountain Parkway
                             Golden, Colorado 80403
                                 (303) 271-7040

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 26, 1999

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 719319 10 5                     13D                 Page 2 of 13 Pages


1        NAME OF REPORTING PERSON
         William K. Coors

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  / /
                                                              (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS
         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    /  /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             8,929,379*
         BENEFICIALLY
         OWNED                      8       SHARED VOTING POWER
         BY                                 0*
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             8,929,379*
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            0*

                                            *  See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,929,379 (See Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.1%

14       TYPE OF REPORTING PERSON
         IN

CUSIP NO. 719319 10 5             13D                         Page 3 of 13 Pages


1        NAME OF REPORTING PERSON
         Joseph Coors

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  / /
                                                              (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS
         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    /  /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             8,929,379*
         BENEFICIALLY
         OWNED                      8       SHARED VOTING POWER
         BY                                 0*
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             8,929,379*
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            0*

                                            *  See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,929,379 (See Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.1%

14       TYPE OF REPORTING PERSON
         IN

CUSIP NO. 719319 10 5                        13D              Page 4 of 13 Pages


1        NAME OF REPORTING PERSON
         Peter H. Coors

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  / /
                                                              (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS
         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    /  /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             8,929,379*
         BENEFICIALLY
         OWNED                      8       SHARED VOTING POWER
         BY                                 0*
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             8,929,379*
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            0*

                                            *  See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,929,379 (See Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.1%

14       TYPE OF REPORTING PERSON
         IN

CUSIP NO. 719319 10 5                        13D              Page 5 of 13 Pages


1        NAME OF REPORTING PERSON
         Joseph Coors, Jr.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  / /
                                                              (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS
         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    /  /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             8,929,379*
         BENEFICIALLY
         OWNED                      8       SHARED VOTING POWER
         BY                                 0*
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             8,929,379*
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            0*

                                            *  See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,929,379 (See Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.1%

14       TYPE OF REPORTING PERSON
         IN

CUSIP NO. 719319 10 5                        13D              Page 6 of 13 Pages


1        NAME OF REPORTING PERSON
         John K. Coors

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /   /
                                                              (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS
         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    /  /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             8,929,379*
         BENEFICIALLY
         OWNED                      8       SHARED VOTING POWER
         BY                                 0*
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             8,929,379*
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            0*

                                            *  See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,929,379 (See Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.1%

14       TYPE OF REPORTING PERSON
         IN

CUSIP NO. 719319 10 5                         13D             Page 7 of 13 Pages


1        NAME OF REPORTING PERSON
         J. Brad Coors

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /   /
                                                              (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS
         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    /  /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             8,929,379*
         BENEFICIALLY
         OWNED                      8       SHARED VOTING POWER
         BY                                 0*
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             8,929,379*
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            0*

                                            *  See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,929,379 (See Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.1%

14       TYPE OF REPORTING PERSON
         IN

CUSIP NO. 719319 10 5                        13D              Page 8 of 13 Pages


1        NAME OF REPORTING PERSON
         Jeffrey H. Coors

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  / /
                                                              (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS
         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    /  /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             8,929,379*
         BENEFICIALLY
         OWNED                      8       SHARED VOTING POWER
         BY                                 0*
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             8,929,379*
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            0*

                                            *  See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,929,379 (See Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.1%

14       TYPE OF REPORTING PERSON
         IN

CUSIP NO. 719319 10 5                     13D                 Page 9 of 13 Pages




ITEM 1.                    SECURITY AND ISSUER.

         This Amendment No. 5, dated May 27, 1999 (this "Amendment"), amends the original Schedule 13D, dated August 26, 1996, as amended and restated by Amendment No. 4, dated August 1, 1997 (the "Schedule 13D"). This Amendment relates to the common stock par value $.10 (the "Common Stock") of Golden Genesis Company (the "Company"), whose principal executive offices are located at 4585 McIntyre Street, Golden, Colorado 80403. The Company is engaged primarily in the development, manufacturing and marketing of photovoltaic (solar electric) power systems and related products.


ITEM 2.           IDENTITY AND BACKGROUND.

     (a) This Amendment No. 5 to Schedule 13D is filed on behalf of each of the following persons, who together may comprise one or more groups under Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") with respect to Common Stock described in this Schedule: William K. Coors, Joseph Coors, Peter
H. Coors, Joseph Coors, Jr., John K. Coors, J. Brad Coors and Jeffrey H. Coors. The filing persons are making a single joint filing pursuant to Rule 13d-1(f)(2) although the filing persons do not expressly affirm the existence of any group.

     The filing persons are trustees of various Coors family trusts that together own approximately 46% of the outstanding common stock of ACX Technologies, Inc. ("ACX"), the parent company of Golden Technologies Company, Inc. ("GTC") which directly owns 8,399,327 of the 8,929,379 shares of the Common Stock reported in this Amendment. The remaining 530,052 shares of Common Stock are directly owned by ACX.

     (b) The business address of William K. Coors, Joseph Coors, J. Brad Coors and Peter H. Coors is c/o Adolph Coors Company, Golden, Colorado 80401. The business address of Jeffrey H. Coors, Joseph Coors, Jr. and John K. Coorss is c/o ACX Technologies, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403.

                  (c) William K. Coors - Chairman of the Board of the Company, for principal business and address, see Item 1 above; Chairman of the Board and President of Adolph Coors Company, holding company for beer business, for address, see (b) above.

         Joseph Coors - Vice Chairman of the Board of the Company, for principal business and address, see Item 1 above; Vice Chairman of the Board of Adolph Coors Company, holding company for beer businesses, for address, see (b) above.

         Jeffrey H. Coors - President (member of the Office of the President) and a director of the Company, for principal business and address, see item 1 above.

         Peter H. Coors - Vice President, Secretary and a director of Adolph Coors Company, for principal business and address, see (b) above; and Chief Executive Officer of Coors Brewing Company, brewery, Golden, Colorado 80401, a subsidiary of Adolph Coors Company.

CUSIP NO. 005123 10 4                     13D                Page 10 of 13 Pages

         Joseph Coors, Jr. - President (member of the office of President) and a director of the Company, for principal business and address, see Item 1 above.

         John K. Coors - A director of the Company, for principal business and address, see Item 1 above.

J. Brad Coors - Vice President of Coors Distributing Company, distributing company for beer business, Golden, Colorado 80401.


                  (d) and (e)   None of the above named persons have, during the
last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

         (f) All of the above named persons are citizens of the United States of America.


ITEM 3.                    SOURCE AND AMOUNT OF FUNDS OR OTHER
                           CONSIDERATION.

         Not applicable.


ITEM 4.                    PURPOSE OF TRANSACTION.

         On May 26, 1999, ACX and GTC signed an Option, Voting and Indemnification Agreement (the "Agreement") with Kyocera International, Inc., a California corporation ("Kyocera"). The Agreement is ancillary to a Merger Agreement as of the same date by and among Kyocera, GCC Acquisition Company, a subsidiary of Kyocera ("Merger Sub"), and the Company, whereby Merger Sub will merge with and into the Company (the "Merger"). Pursuant to the Agreement, each of ACX and GTC has agreed not to transfer any of their Common Stock or enter into any voting trust or agreement prior to the closing of the Merger, the termination of the Merger Agreement or the exercise of Kyocera's option to purchase the Common Stock, as discussed below. ACX and GTC have further agreed to vote their shares of Common Stock for the approval of the Merger Agreement and against any action that would impede, delay or cause a breach of the Merger Agreement, and to waive their dissenters' rights with respect to the Merger. The Agreement requires each of ACX and GTC to deliver an irrevocable proxy to Kyocera to vote its shares of Common Stock.

         Also under the Agreement, each of ACX and GTC has granted Kyocera an unconditional, irrevocable option to purchase on one occasion all of the shares of Common Stock owned by it. The option price to be paid by Kyocera for shares owned on the date of the Agreement is $2.33 per share; in the event ACX and/or GTC purchase additional shares of Common Stock after the date of the Agreement, Kyocera has an option to purchase those shares at the price paid by ACX and/or GTC. The price and number of shares subject to the option are adjustable in the event of stock splits, stock dividends and distributions, reclassification and other dilutive transactions.

         Except as described herein, the filing persons have no present plan or proposal that relates to or would result in:

CUSIP NO. 719319 10 5                    13D                 Page 11 of 13 Pages

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as referenced above;

     (b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries, except as referenced above;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors of the Company or management of the Company, except as referenced above;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any material change in the Company's business or corporate structure;

     (g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange;

     (i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of the foregoing.


ITEM 5.                    INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) The filing persons, as trustees of various Coors family trusts that own approximately 46% of the outstanding common stock of ACX, have shared power to vote and shared power of disposition of 8,929,379 of shares of Common Stock. ACX beneficially owns approximately 52.1% of the outstanding shares of Common Stock, based on 17,152,948 shares of Common Stock outstanding as of May 17, 1999, as set forth in the Company's Form 10-Q for the quarter ended March 31, 1999.

     (c) No filing person has effected any transactions in shares of the Common Stock during the past 60 days.

     (d) Each of the filing persons affirms that, to the best of their knowledge, no person other than GTC and/or ACX has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                  (e)      Not applicable.

 CUSIP NO. 719319 10 5                      13D              Page 12 of 13 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Agreement, each of ACX and GTC has agreed not to transfer any of their Common Stock or enter into any voting trust or agreement prior to the closing of the Merger, the termination of the Merger Agreement or the exercise of Kyocera's option to purchase the Common Stock, as discussed below. ACX and GTC have further agreed to vote their shares of Common Stock for the approval of the Merger Agreement and against any action that would impede, delay or cause a breach of the Merger Agreement, and to waive their dissenters' rights with respect to the Merger. The Agreement requires each of ACX and GTC to deliver an irrevocable proxy to Kyocera to vote its shares of Common Stock. Also under the Agreement, each of ACX and GTC has granted Kyocera an unconditional, irrevocable option to purchase on one occasion all of the shares of Common Stock owned by it.

     Except as described herein, no filing person is a party to any contract, arrangement or understanding with respect to the Common Stock of the Company.


                   ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -Stock Purchase Agreement dated August 16, 1996, between
                    Golden Technologies Company, Inc. and the New World Power Corporation (See Exhibit 1 filed with Schedule 13D).

         Exhibit 2 -Form of Executive Compensation Agreement between the Company and Robert R. Kauffman (See Exhibit 2 filed with Amendment No. 1 to Schedule 13D).

         Exhibit 3 -Promissory Note, dated July 15, 1997 by and between ACX and
                    Robert Kauffman (See Exhibit 3 filed with Amendment No. 4 to
                    Schedule 13D).

         Exhibit 4 -Stock Pledge Agreement, dated July 15, 1997, by and between
                    ACX and Robert Kauffman (See Exhibit 4 filed with Amendment No. 4 to Schedule 13D).

         Exhibit 5 -Joint Filing Statement (included in signature page).

         Exhibit 6 -Option, Voting and Indemnification Agreement, dated May 26,
                    1999, by and among ACX, GTC and Kyocera International, Inc.

 CUSIP NO. 719319 10 5                      13D              Page 13 of 13 Pages

                               ITEM 8. SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Pursuant to Rule 13d-1(f)(2) this Schedule 13D is filed jointly on behalf of each of the signatories.


         Dated:  May 27, 1999


                                      /s/  Jill B.W. Sisson
                                     Jill B.W. Sisson, Attorney-in-Fact
                                     for William K. Coors, Joseph Coors,
                                     Peter H. Coors, Joseph Coors, Jr.,
                                     Jeffrey H. Coors, John K. Coors and
                                     J. Brad Coors